February 12, 2009

Via Edgar

Robert S. Littlepage, Jr.
Accounting Branch Chief
US Securities and Exchange Commission
Mail Stop 3720
Washington D.C. 20549

RE:	Anaren, Inc.
Form 10-K for the Year Ended June 30, 2008
Filed September 15, 2008

Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 10, 2008, File No:  06620

Dear Mr. Littlepage:

This letter sets forth the responses of Anaren, Inc. (“Anaren” or the “Company”) to your letter dated January 29, 2009 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.  To assist you in your review each response is preceded by a copy (in bold type) of the Comment as stated in your letter.

Form 10-K For Fiscal Year Ended June 30, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 19

Years Ended June 30, 2008 Compared to Year Ended June 30, 2007, Page 21
Operating Income, Page 22

1.	Tell us your basis for accruing a $350,000 charge for anticipated costs to repair a custom assembly product in the Wireless Group.

The Company generally provides its customers with a one year warranty from the date the goods are sold.  The Company analyzes its warranty liability on a quarterly basis, and bases its accrual on historical warranty costs incurred, the nature of the products shipped subject to warranty, and anticipated warranty trends. In the normal course of business, the Company has a minor amount of returns and the warranty accrual reflects this fact. The accrual for the return of the custom part in question was an isolated event in that it involved the repair of all units for a particular program rather than random returns normally experienced by the Company and included in the warranty calculation.

February 12, 2009

This additional warranty accrual was made pursuant to Financial Accounting Standard No. 5 (SFAS No. 5) “Accounting For Contingencies” in that the Company recognized a liability in anticipation of a warranty claim.  During the second quarter of fiscal year 2008, a Wireless segment customer (“Customer”) notified the Company of a defect within units sold to that Customer.  The defect was believed to be attributable to a component Anaren procured from an outside vendor which was subsequently integrated into an Anaren product.  Accordingly, the Company believed that the warranty related cost was probable and reasonably estimated in accordance with paragraphs 3, 8, and 8b of SFAS No. 5 at the time it was first recorded during the second quarter of fiscal 2008.

The original accrual for the estimated repair liability was based on the cost of the replacement materials and labor costs to repair all affected units, as well as an estimate of scrap costs related to the replacement of unfixable units (approximately 10% based on historical experience) and shipping costs. The initial estimate was $250,000 representing Anaren’s total estimated expense related to this defect at December 31, 2007.

A change in the original estimate of the accrual was made in the third quarter of fiscal 2008 due to a change in circumstance for the repair.  Originally, it was intended that the repairs would be completed at the vendor’s Asian based facility to avoid additional shipping charges and minimize handling scrap.  This process never came to fruition; rather, during the third quarter of fiscal 2008, the product was sent to Anaren’s China facility where it was inspected, then shipped to the vendor, and then shipped back to the Customer’s contract manufacturer for final assembly.  Therefore, in the third quarter of fiscal year 2008, an additional charge of $100,000 was added to the existing reserve to provide for the expected additional shipping and packaging charges bringing the total anticipated warranty claims for the repair to $350,000, with little or no recourse anticipated from our outside vendor.

Note 1 – Summary of Significant Accounting Policies, Page 44
(c) Revenue Recognition, Page 44

2.	Disclose, in future filings, the amounts of revenue recognized in excess of billings and other disclosures required for long-term contracts by Rule 5-02 of Regulation S-X.

The Company has disclosed the referenced information in its second quarter fiscal 2009 filing on Form 10-Q and will continue to disclose the referenced information in future filings, to the extent applicable.  Certain of the requirements in Rule 5-02.3 of Regulation S-X are not applicable to the Company’s contracts, and have therefore not been disclosed.  The amount of revenue recorded in excess of billings totaled approximately $200,000 at June 30, 2008 and $500,000 at December 31, 2008.

Form 10-Q Fiscal Quarter Ended September 30, 2008
Note 6 - Intangible Assets, Page 10

February 12, 2009

3.	Tell us and disclose, in future filings, the useful lives of each type of intangible asset acquired in your acquisitions of M. S. Kennedy, Corp. and Unicircuit, Inc.

Intangible Assets	Useful Life

Customer relationships	10 years
Developed technology	5 years
Tradenames	Indefinite
Non-competition agreements	4 years

The Company has disclosed the referenced information in its second quarter fiscal 2009 filing on Form 10-Q and will continue to disclose the referenced information in future filings, to the extent applicable.

Note 10 - Other Liabilities, Page 12

4.	Tell us the nature of the “other liabilities” of $1,562,912 at September 30, 2008.

The composition of “other liabilities” at September 30, 2008 was as follows:

Reserve for loss on contract	$221,852
Due for purchase of M.S. Kennedy Corp.	605,000
Interest payable	245,992
Other (vacation, utilities, property tax)	490,068
$1,562,912

The Company acknowledges that: Anaren is responsible for adequacy and accuracy of the disclosures in its Form 10-K for the fiscal year ended 2008 and in its report on Form 10-Q for the fiscal quarter ended September 30, 2008; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to Anaren’s Form 10-K for the fiscal year ended June 30, 2008 and its report on Form 10-Q for the quarterly period ended September 30, 2008; and Anaren may not assert Staff comments as a defense in any proceeding initiatied by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 315-362-0436 or Joseph Porcello at 315-362-0514 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ George A. Blanton
George A. Blanton
Senior Vice President, Chief Financial Officer and Treasurer